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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

Harold’s Stores, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
413353103
(CUSIP Number)
Robert J. Pile
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, GA 30309
(404) 853-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: Ronald de Waal

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,384,364

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

15,537,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,384,364

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

82.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: Inter-Him N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands Antilles

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,384,364

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

15,537,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,384,364

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

82.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: Ronhow, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Georgia

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,240,669

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

4,240,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,240,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: W. Howard Lester

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,384,364

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,997,158

WITH	10	SHARED DISPOSITIVE POWER:

4,240,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,384,364

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

82.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) relates to the Schedule 13D originally filed on January 31, 1994 on behalf of Inter-Him N.V., a Netherlands Antilles corporation (“Inter-Him”), Ronhow LLC, a Georgia limited liability company (“Ronhow”), Ronald De Waal, and W. Howard Lester (collectively, the “Reporting Persons”) with regard to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.01 per share (the “Common Stock”), of Harold’s Stores, Inc., an Oklahoma corporation (the “Company”), as previously amended by Amendment No. 1 thereto filed on March 4, 1994, Amendment No. 2 thereto filed on April 11, 1995, Amendment No. 3 thereto filed on March 27, 2000, Amendment No. 4 thereto filed on October 27, 2000, Amendment No. 5 thereto filed on January 30, 2001, Amendment No. 6 thereto filed on March 21, 2001, Amendment No. 7 thereto filed on May 10, 2001, Amendment No. 8 thereto filed on August 31, 2001, Amendment No. 9 thereto filed on October 24, 2002, Amendment No. 10 thereto filed on February 28, 2003, Amendment No. 11 thereto filed on June 2, 2003, and Amendment No. 12 thereto filed on March 27, 2006 (as so amended, the “Schedule 13D”). This Amendment No. 13 is being filed pursuant to Rules 13d-1(k)(1), 13d-1(k)(2) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report:
•	the acquisition by Inter-Him and W. Howard Lester of an aggregate of 25,000 shares of the Company’s Series 2006-A Preferred Stock, par value $0.01 per share (the “2006 Preferred Stock”); and

•	certain other changes reflected herein.
     Information about any person other than the Reporting Persons has been provided to the extent known by the Reporting Persons or is based upon statements made in filings with the Securities and Exchange Commission and has not been independently verified. The Reporting Persons make no representations as to the accuracy, truthfulness or completness of such other information contained herein.

Item 1.	Security and Issuer.
     The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this Amendment No. 13.

Item 2.	Identity and Background.
     Certain of the information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and supplemented as follows:
Potential Section 13(d) Group
     Pursuant to that certain Voting Agreement dated February 29, 2001, as amended, Inter-Him and Mr. Lester are required to vote all of their respective shares of capital stock of the Company, whether now held or hereafter acquired, to elect one individual selected by Rebecca Powell Casey for so long as Ms. Casey and certain other persons who are officers, directors and/or beneficial owners of Common Stock (in their individual capacities and/or, in certain cases, as custodians for minor children or as trustees of certain trusts) (collectively, the “Family Shareholders”) or their lineal descendants own at least 10% of the Common Stock, assuming conversion in full of all shares of Amended Series 2001-A Preferred Stock, par value $0.01 per share (the “New 2001 Preferred Stock”) and the Company’s Series 2002-A Preferred Stock, par value $0.01 per share (the “2002 Preferred Stock”), and the Company’s Series 2003-A Preferred Stock, par value $0.01 per share (the “2003 Preferred Stock,” and together with the New 2001 Preferred Stock, the 2002 Preferred Stock, and 2006 Preferred Stock (defined below), the “Preferred Stock”).

     In connection with the purchase by Inter-Him and W. Howard Lester on June 1, 2006 of 25,000 shares of the Company’s Series 2006-A Preferred Stock, par value $0.01 per share (the “2006 Preferred Stock”), the Company, Inter-Him, W. Howard Lester and Rebecca Casey, a director of the Company, entered into an amendment to the Voting Agreement. This amendment to the Voting Agreement confirms that all shares of the Company’s preferred stock, regardless of series, owned in whole or in part by Inter-Him and W. Howard Lester or their respective affiliates, will be considered in calculating whether the Family Shareholders or their lineal descendants own at least 10% of the Common Stock on such a fully-diluted basis.
     As a result of the Voting Agreement, it is possible that Inter-Him, Mr. de Waal, Mr. Lester and Ms. Casey, (collectively, the “Group”) may be deemed to be a “group,” as such term is defined under section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For these reasons, the Reporting Persons are reporting the beneficial ownership of Ms. Casey.
     The Company has entered into an Investor Rights Agreement, dated as of February 28, 2001, as amended on August 2, 2002 and February 5, 2003 whereby the Company has granted to the holders of the Preferred Stock certain demand and piggyback registration rights with respect to the shares of Common Stock underlying the Preferred Stock. In connection with the June 1, 2006 purchase by Inter-Him and W. Howard Lester of shares of the 2006 Preferred Stock, the parties to the Investor Rights Agreement further amended such agreement to include shares of 2006 Preferred Stock under the Investor Rights Agreement.

Item 3.	Source and Amount of Funds or Other Consideration.
     Certain of the information set forth in the Schedule 13D with respect to this Item 3 is hereby amended and supplemented by adding the following:
     On June 1, 2006, certain of the Reporting Persons purchased shares of 2006 Preferred Stock from the Company as set forth below:

Reporting Person	Number of Shares	Total Purchase Price
Inter-Him	12,500	$1,250,000
Howard Lester	12,500	1,250,000
     Each of the shares of 2006 Preferred Stock issued to the Reporting Persons is immediately convertible, at a fixed rate of $0.67 per share, into approximately 149.25 shares of Common Stock. Until converted, the 2006 Preferred Stock will be entitled to receive quarterly dividends that cumulate annually at a rate of 8% per year, which would be reduced to 6% per year if the Company’s operating income for any fiscal year ending after June 1, 2006 exceeds $4,750,000. Dividends on shares of 2006 Preferred Stock will be payable 50% in cash and 50% in additional shares of 2006 Preferred Stock until one year from the original issue date of June 1, 2006, and thereafter in either cash or in additional shares of 2006 Preferred Stock, or a combination thereof, as each holder of the 2006 Preferred Stock may elect. Shares of 2006 Preferred Stock issued in respect of dividends will be convertible into Common Stock based upon an average market price of the Common Stock as of the applicable dividend date. The 2006 Preferred Stock is also redeemable at the Company’s option beginning on June 1, 2009 at a price equal to the stated value of the 2006 Preferred Stock plus all accrued but unpaid cumulated dividends thereupon. The holders of the 2006 Preferred Stock also have preemptive rights with respect to certain future issuances of the Company’s securities.

     The 2006 Preferred Stock will vote together with all the other holders of the Company’s voting stock with general voting power, and each share of 2006 Preferred Stock shall be entitled to cast a number of votes equal to the number of shares of Common Stock into which such share of 2006 Preferred Stock may be converted. Further, all holders of the 2006 Preferred Stock shall be entitled to vote as a single voting group for the election of a number of members of the Company’s board of directors such that the number of directors so elected by the holders of the Preferred Stock represents a percentage of the total membership of such board of directors that equals, as nearly as practicable, the percentage of the Common Stock represented by the outstanding Preferred Stock on an as-converted basis. In the event that the holders of the Preferred Stock, voting together, no longer have the right to designate the Chairman of the Board and/or the Vice Chairman of the Board, then one such director elected by the holders of the 2006 Preferred Stock shall be Chairman of the Board and another shall be Vice Chairman of the Board, except that if such holders are entitled to elect only one director, that director shall serve as Chairman of the Board.
     For so long as the outstanding shares of 2006 Preferred Stock continue in the aggregate to represent at least 10% of the outstanding Common Stock on an as-converted basis (including treating as outstanding the aggregate number of shares of Common Stock issuable upon the conversion in full of the New 2001 Preferred Stock, the 2002 Preferred Stock and the 2003 Preferred Stock), the Company has agreed not to take certain actions without the prior approval of the holders of a majority of the aggregate combined outstanding shares of 2006 Preferred Stock, voting together as a single class, including:
•	amending the Company’s Certificate of Incorporation or Bylaws;

•	altering or changing the rights, preferences or privileges of the 2006 Preferred Stock;

•	redeeming any shares of the Company’s capital stock (except for the Preferred Stock);

•	authorizing the issuance of any class or series of capital stock, other than (i) the issuance of Preferred Stock in payment of dividends upon the Preferred Stock and (ii) for options and other stock-based awards (and shares of capital stock issued upon the exercise thereof);

•	paying or declaring any dividend or other distribution on securities junior in priority to the Preferred Stock;

•	authorizing mergers or other similar transactions involving the Company or any subsidiary;

•	changing the size of the Company’s Board of Directors;

•	incurring more than $1,000,000 of indebtedness in excess of existing indebtedness as of June 1, 2006 and the then current availability under credit facilities that existed as of June 1, 2006, excluding the extension of trade credit in the ordinary course of business consistent with past practices;

•	approving any material change in any line of business of the Company or any subsidiary;

•	entering into any acquisition or series of related acquisitions involving an aggregate transaction value in excess of $500,000;

•	making or becoming obligated to make capital expenditures in excess of $4,000,000 in the aggregate in any fiscal year; and

•	entering into any affiliated transaction, except for transactions in the ordinary course of business and on terms no less favorable to the Company than those that would be reasonably likely to be obtained from arms-length negotiations.
     Inter-Him obtained the funds used to purchase shares of 2006 Preferred Stock from working capital. Mr. Lester obtained the funds used to purchase shares of 2006 Preferred Stock from personal funds.

Item 4.	Purpose of Transaction.
     Certain of the information set forth in the Schedule 13D with respect to this Item 4 is hereby amended and supplemented by adding the following:
     The purpose of the acquisition of 2006 Preferred Stock by Inter-Him and Mr. Lester was to provide additional funds to the Company for capital expenditures and for working capital purposes.
     Other than as may have resulted from the consummation of the purchase of the 2006 Preferred Stock, or as otherwise set forth herein, none of the Reporting Persons have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential conversion of shares of Preferred Stock, (ii) the receipt of additional shares of Preferred Stock as dividends thereupon, (iii) the potential exercise by the Reporting Persons of preemptive rights granted pursuant to the terms of the Preferred Stock in connection with certain issuances by the Company of its securities, and (iv) such other transactions that may be contemplated by the terms of the Preferred Stock, the Voting Agreement or the Investor Rights Agreement; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, other than the Reporting Persons’ right to appoint a member or members of the Company’s Board of Directors or to exercise such other voting rights pursuant to the terms of the Preferred Stock and the Voting Agreement; (e) any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through (a)(iv) above, and (ii) otherwise pursuant to the terms of the Preferred Stock; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) the delisting of the Common Stock from the American Stock Exchange; (i) the eligibility of Common Stock for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.
     Other than as set forth above, the Reporting Persons have no knowledge of whether Ms. Casey (or any other person to which the disclosure required by Item 4 would be required) have any plans or proposals that relate to or would result in any of the events described in items (a) through (j) above.

Item 5.	Interest in Securities of the Issuer.
     Certain of the information set forth in the Schedule 13D with respect to this Item 5 is hereby amended and supplemented as follows:
     (a) and (b) The percentages set forth below and on pages 2 through 5 hereof are based on 6,223,508 shares of Common Stock outstanding, as disclosed in the Company’s proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on May 19, 2006, and, pursuant to Rule 13d-3(d)(1)(i):
•	73,589 additional shares of Common Stock issuable to Ms. Casey and 40,229 additional shares of Common Stock issuable to Mr. Lester upon the exercise of currently exercisable stock options;

•	10,373,274 additional shares of Common Stock issuable to Inter-Him and 4,948,884 additional shares of Common Stock issuable to Mr. Lester upon conversion of Preferred Stock; and

•	4,240,669 additional shares of Common Stock issuable to Ronhow upon exercise of options in connection with the 2004 Participation and 2006 Participation and conversion of the Preferred Stock issuable upon exercise of such options.
     Statements with respect to each member of the Group other than the Reporting Persons (including statements with respect to the Reporting Persons that may be derived from or based upon such information) have been provided to the Reporting Persons by such Group members or are based upon statements made in filings with the Securities and Exchange Commission, and therefore the accuracy, truthfulness or completeness of such statements have not been independently verified by the Reporting Persons. The Group may be deemed to share beneficial ownership of 21,384,364 shares of Common Stock, or approximately 82.6% of the outstanding Common Stock. Information required by Items 5(a) and (b) with respect to the share ownership of each member of the Group is provided below.
     Inter-Him N.V. and Ronald de Waal. Each of Inter-Him and Mr. de Waal beneficially owns (a) 923,819 shares of Common Stock held directly by Inter-Him; (b) 4,323,474 shares of Common Stock that may be received pursuant to the conversion in full of the New 2001 Preferred Stock held by Inter-Him; (c) 698,051 shares of Common Stock that may be received pursuant to the conversion in full of the 2002 Preferred Stock held by Inter-Him; (d) 3,486,077 shares of Common Stock that may be received pursuant to the conversion in full of the 2003 Preferred Stock held by Inter-Him; and (e) 1,865,672 shares of Common Stock that may be received pursuant to the conversion in full of the 2006 Preferred Stock held by Inter-Him. Mr. de Waal may be deemed to beneficially own all such shares through his control over Inter-Him. Inter-Him and Mr. de Waal share investment power over all such shares with each other, but not with the other members of the Group. Through his indirect interest in Ronhow, Mr. de Waal may be deemed to beneficially own 4,240,669 shares of Common Stock issuable to Ronhow upon exercise of options in connection with the 2004 Participation and 2006 Participation and conversion of the Preferred Stock issuable upon such exercise, and Mr. de Waal shares voting and investment power over such shares. Each of Inter-Him and Mr. de Waal may also be deemed to beneficially own an additional 5,846,602 shares of Common Stock indirectly through the other members of the Group. Each of Inter-Him and Mr. de Waal disclaim beneficial ownership over such shares held by other members of the Group.
     With respect to all such shares, Inter-Him and Mr. de Waal share voting power with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement.

     Ronhow, LLC. Ronhow beneficially owns 4,240,669 shares of Common Stock issuable to Ronhow upon exercise of options in connection with the 2004 Participation and 2006 Participation and conversion of the Preferred Stock issuable upon such exercise. Messrs. de Waal and Lester share voting and investment power over such shares. Voting power over all such shares is shared with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement.
     W. Howard Lester. Mr. Lester beneficially owns (a) 7,836 shares of Common Stock directly; (b) 822,777 shares of Common Stock that may be received pursuant to the conversion in full of the New 2001 Preferred Stock held by him; (c) 936,539 shares of Common Stock that may be received pursuant to the conversion in full of the 2002 Preferred Stock held by him; (d) 1,323,896 shares of Common Stock that may be received pursuant to the conversion in full of the 2003 Preferred Stock held by him; (e) 1,865,672 shares of Common Stock that may be received pursuant to conversion in full of the 2006 Preferred Stock held by him; and 40,438 shares of Common Stock directly that may be received pursuant to the exercise of currently exercisable stock options. Mr. Lester has sole investment power over all such shares. Through his membership interest in Ronhow, Mr. Lester may be deemed to beneficially own 4,240,669 shares of Common Stock issuable to Ronhow upon exercise of options in connection with the 2004 Participation and 2006 Participation and conversion of the Preferred Stock issuable upon such exercise, and Mr. Lester shares voting and investment power over such shares. Mr. Lester may also be deemed to beneficially own an additional 12,146,537 shares of Common Stock indirectly through the other members of the group. Mr. Lester disclaims beneficial ownership over such shares held by other members of the Group.
     With respect to all such shares, Mr. Lester shares voting power with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement.
     Rebecca Powell Casey. Ms. Casey beneficially owns (a) 670,942 shares of Common Stock directly; (b) 105,123 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; and (c) 73,589 shares of Common Stock directly that may be received pursuant to the exercise of currently exercisable stock options. Not included in Ms. Casey’s beneficial ownership information are 385,782 shares of Common Stock that are beneficially owned by her husband, Michael T. Casey, and, based upon filings with the Securities and Exchange Commission, the Reporting Persons believe that Ms. Casey has disclaimed beneficial ownership of such shares. Ms. Casey may also be deemed to beneficially own an additional 20,534,710 shares of Common Stock indirectly through the other members of the Group. Based upon filings with the Securities and Exchange Commission, the Reporting Persons believe that Ms. Casey has disclaimed beneficial ownership of such shares held by other members of the Group.
     With respect to all such shares, Ms. Casey shares voting power with the other members of the Group solely with respect to the election of one member of the Company’s Board of Directors pursuant to the terms of the Voting Agreement.
     (c) Other than as reported herein, there have been no transactions by any of the Reporting Persons in Common Stock during the past sixty days. To the knowledge of the Reporting Persons, no other member of the Group has effected any transactions in Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as may be described herein, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6.

Item 7.	Material to be filed as Exhibits.

EXHIBIT A	Agreement with respect to joint filing of Amendment No. 13 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated June 30, 2006 by and among each of the Reporting Persons.

EXHIBIT B	Series 2006-A Preferred Stock Purchase Agreement dated as of June 1, 2006, by and among the Company, Inter-Him and W. Howard Lester. (1)

EXHIBIT C	Amended and Restated Voting Agreement, dated May 2, 2003, by and among the Company, each of the Reporting Persons, certain of the Former Group Members, and certain of the Family Shareholders. (2)

EXHIBIT D	Amendment No. 1 to Amended and Restated Voting Agreement dated as of June 1, 2006, by and among the Company, Inter-Him, W. Howard Lester and Rebecca Powell Casey. (1)

EXHIBIT E	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (3)

EXHIBIT F	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members. (4)

EXHIBIT G	Second Amendment to Investor Rights Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (6)

EXHIBIT H	Third Amendment to Investor Rights Agreement, dated June 1, 2006, by and among the Company and each of the Reporting Persons. (1)

EXHIBIT I	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (3)

EXHIBIT J	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons and the Former Group Members. (4)

EXHIBIT K	Series 2003-A Preferred Stock Purchase Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (6)

EXHIBIT L	Second Amended and Restated Participation Agreement dated as of January 24, 2006, by and between Wells Fargo Retail Finance II, LLC and Ronhow, LLC. (7)

EXHIBIT M	Option Agreement dated April 30, 2004, by and between Ronhow, LLC and Harold’s Stores, Inc. (8)

EXHIBIT N	Amendment No. 1 to Option Agreement dated January 24, 2006, by and between Ronhow, LLC and Harold’s Stores, Inc. (7)

EXHIBIT O	Option Agreement dated January 24, 2006, by and between Ronhow, LLC and Harold’s Stores, Inc. (7)

EXHIBIT P	Certificate of Designation of the Amended Series 2001-A Preferred Stock of the Company. (4) (6)

EXHIBIT Q	Certificate of Designation of the Series 2002-A Preferred Stock of the Company. (4)

EXHIBIT R	Certificate of Designation of the Series 2003-A Preferred Stock of the Company. (6)

EXHIBIT S	Certificate of Designation of the Series 2006-A Preferred Stock of the Company. (7)

EXHIBIT T	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (5)

(1)	Filed with the Company’s Form 8-K dated June 1, 2006, as filed with the Securities and Exchange Commission on June 5, 2006, and incorporated by reference herein.

(2)	Filed with Amendment No. 11 to this Schedule 13D, as filed with the Securities and Exchange Commission on June 2, 2003, and incorporated by reference herein.

(3)	Filed with Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001, and incorporated by reference herein.

(4)	Filed with the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002, and incorporated by reference herein.

(5)	Filed with Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001, and incorporated by reference herein.

(6)	Filed with the Company’s Form 8-K dated February 4, 2003, as filed with the Securities and Exchange Commission on February 13, 2003, and incorporated by reference herein.

(7)	Filed with the Company’s Form 8-K dated January 24, 2006, as filed with the Securities and Exchange Commission on January 26, 2006, and incorporated by reference herein.

(8)	Filed with the Company’s Form 10-K for the period ended January 31, 2004, as filed with the Securities and Exchange Commission on April 30, 2004, and incorporated by reference herein.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2006	Inter-Him N.V.
	By:	/s/ Victor Hoogstraal
Victor Hoogstraal
Managing Director

Ronhow, LLC
	By:	Ronus, Inc, a Georgia corporation

	By:	/s/ Robert L. Anderson
Robert L. Anderson
President

/s/ Ronald de Waal
Ronald de Waal

/s/ W. Howard Lester
W. Howard Lester

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
EXHIBIT A	Agreement with respect to joint filing of Amendment No. 13 to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated June 30, 2006 by and among each of the Reporting Persons.

EXHIBIT B	Series 2006-A Preferred Stock Purchase Agreement dated as of June 1, 2006, by and among the Company, Inter-Him and W. Howard Lester. (1)

EXHIBIT C	Amended and Restated Voting Agreement, dated May 2, 2003, by and among the Company, each of the Reporting Persons, certain of the Former Group Members, and certain of the Family Shareholders. (2)

EXHIBIT D	Amendment No. 1 to Amended and Restated Voting Agreement dated as of June 1, 2006, by and among the Company, Inter-Him, W. Howard Lester and Rebecca Powell Casey. (1)

EXHIBIT E	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (3)

EXHIBIT F	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members. (4)

EXHIBIT G	Second Amendment to Investor Rights Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (6)

EXHIBIT H	Third Amendment to Investor Rights Agreement, dated June 1, 2006, by and among the Company and each of the Reporting Persons. (1)

EXHIBIT I	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (3)

EXHIBIT J	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons and the Former Group Members. (4)

EXHIBIT K	Series 2003-A Preferred Stock Purchase Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (6)

EXHIBIT L	Second Amended and Restated Participation Agreement dated as of January 24, 2006, by and between Wells Fargo Retail Finance II, LLC and Ronhow, LLC. (7)

EXHIBIT M	Option Agreement dated April 30, 2004, by and between Ronhow, LLC and Harold’s Stores, Inc. (8)

Exhibit	Description of Exhibit
EXHIBIT N	Amendment No. 1 to Option Agreement dated January 24, 2006, by and between Ronhow, LLC and Harold’s Stores, Inc. (7)

EXHIBIT O	Option Agreement dated January 24, 2006, by and between Ronhow, LLC and Harold’s Stores, Inc. (7)

EXHIBIT P	Certificate of Designation of the Amended Series 2001-A Preferred Stock of the Company. (4) (6)

EXHIBIT Q	Certificate of Designation of the Series 2002-A Preferred Stock of the Company. (4)

EXHIBIT R	Certificate of Designation of the Series 2003-A Preferred Stock of the Company. (6)

EXHIBIT S	Certificate of Designation of the Series 2006-A Preferred Stock of the Company. (7)

EXHIBIT T	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (5)

(1)	Filed with the Company’s Form 8-K dated June 1, 2006, as filed with the Securities and Exchange Commission on June 5, 2006, and incorporated by reference herein.

(2)	Filed with Amendment No. 11 to this Schedule 13D, as filed with the Securities and Exchange Commission on June 2, 2003, and incorporated by reference herein.

(3)	Filed with Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001, and incorporated by reference herein.

(4)	Filed with the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002, and incorporated by reference herein.

(5)	Filed with Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001, and incorporated by reference herein.

(6)	Filed with the Company’s Form 8-K dated February 4, 2003, as filed with the Securities and Exchange Commission on February 13, 2003, and incorporated by reference herein.

(7)	Filed with the Company’s Form 8-K dated January 24, 2006, as filed with the Securities and Exchange Commission on January 26, 2006, and incorporated by reference herein.

(8)	Filed with the Company’s Form 10-K for the period ended January 31, 2004, as filed with the Securities and Exchange Commission on April 30, 2004, and incorporated by reference herein.